FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 3 DATED JULY 18, 2008

TO THE PROSPECTUS DATED MARCH 17, 2008

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated March 17, 2008, as supplemented and amended by Supplement No. 1 dated April 28, 2008 and Supplement No. 2 dated May 22, 2008. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	the proposed acquisition of self storage facilities in Biloxi, Mississippi and Gulf Breeze, Florida; and

•	the third quarter distribution declaration.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. Through July 15, 2008, we have received aggregate gross offering proceeds of approximately $4,200,000 from the sale of approximately 420,000 shares in our initial public offering.

Proposed Acquisition of Self Storage Facilities in Biloxi, Mississippi and Gulf Breeze, Florida

On July 18, 2008, our board of directors approved the potential acquisition of two self storage facilities, one located in Biloxi, Mississippi (Biloxi Property) and one located in Gulf Breeze, Florida (Gulf Breeze Property), from an unaffiliated third party. We expect that the purchase price for the two properties will amount to approximately $10,760,000, plus closing costs. U.S. Commercial LLC, our sponsor, executed the purchase agreement for the Biloxi Property and the Gulf Breeze Property, and we expect the purchase agreement to be assigned to us prior to closing. We intend to acquire these two properties in the third quarter of 2008 using net proceeds from our initial public offering (all cash acquisition) or, possibly, by securing lender financing for a portion of the total purchase price.

The Biloxi Property is a 596-unit self storage facility that sits on 5.9 acres and contains approximately 66,600 rentable square feet of self storage space. The Biloxi Property includes a mix of climate and non-climate controlled units, with 16 of the units being uncovered RV, boat and car storage spaces. It is located at 1742 Pass Road, Biloxi, Mississippi, on the west side of Interstate 110, south of Interstate 10. The Biloxi Property sits in an in-fill location where little additional land is available for new development, is located in a major artery of Biloxi with good visibility that has high traffic counts and is surrounded by residential developments. The Biloxi Property currently is 81.2% occupied. It was completed in 1978 and expanded in 1993. The Biloxi Property includes multiple storage buildings, an office and a manager’s apartment, all constructed with masonry block exterior walls and steel roofing and framing on concrete foundations with asphalt drive and parking surfaces. The units have either garage style, roll-up doors or swing doors. We anticipate making minor capital improvements to the Biloxi Property at a cost of approximately $75,000.

The Gulf Breeze Property is a 705-unit self storage facility that sits on 1.6 acres and contains approximately 80,000 rentable square feet of self storage space. The Gulf Breeze Property includes a mix of climate and non-climate controlled units, with 13 of the units being uncovered RV, boat and car storage spaces. It is located at 15 McClure Drive, Gulf Breeze, Florida, less than .2 miles north of U.S. Highway 98 near its intersection with State Highway 399. The Gulf Breeze Property sits in a fast growing area where little additional land is available for new development, is adjacent to a new retail complex, including a Publix Supermarket, and has exposure to U.S. Highway 98 and its high traffic counts. The Gulf Breeze Property currently is 88.8% occupied. It was completed in 1982 and expanded in 2004. The Gulf Breeze Property includes multiple storage buildings and an office, both constructed with steel exterior walls, roofing and framing on concrete foundations with asphalt drive and parking surfaces. The units have either garage style, roll-up doors or swing doors. We anticipate making minor capital improvements to the Gulf Breeze Property at a cost of approximately $50,000.

Our advisor identified and presented to our board the acquisition of these two properties, which are potential suitable investments for us. We anticipate paying our advisor, Strategic Storage Advisor, LLC, an acquisition fee of $269,000, or 2.5% of the total purchase price, in connection with the acquisition of the two properties. We expect that the closing will occur in the third quarter of 2008. The acquisition of these properties is subject to a number of conditions, including (1) our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price for these properties, and (2) our ability to secure appropriate debt financing, if necessary or appropriate, on acceptable terms in connection with these acquisitions.

We will decide whether to acquire these properties generally based upon:

•	our satisfactory completion of due diligence on the seller and the properties;

•	satisfaction of the conditions to the acquisition in accordance with the purchase agreement;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

•	no material adverse changes relating to the properties, the seller or certain economic conditions.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions to the consummation of the acquisition of these properties, we cannot make any assurances that the closing of these properties are probable.

Third Quarter Distribution Declaration

On June 26, 2008, our board of directors declared distributions for the third quarter of 2008 in the amount of $0.00191257 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 7% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on July 1, 2008 and continuing on each day thereafter through and including September 30, 2008. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our President may determine. At this time, we intend to fund all of our distributions for the third quarter of 2008 from proceeds raised in this offering and, to a much lesser extent, from operating revenues generated from investments made in self storage facilities during the third quarter, if any.

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